FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR SIGNS US$51 MILLION CONTRACT FOR TWO OFFSHORE PLATFORMS FOR PEMEX

Mexico City, January 8, 2009 – ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR) announced the signing of a contract with Pemex Exploration and Production for the construction of two lightweight, offshore platforms for the Cantarell production field in the Gulf of Mexico with a total contract value of US$51 million.

ICA Fluor and its subsidiary Industria del Hierro will be responsible for the procurement, construction, testing, and load out of the well-head recovery structures. The new platforms will be connected to the existing Akal-R and Akal-L production platforms, and the additional infrastructure will help Pemex maintain heavy oil and associated gas production levels in the Cantarell field. The lump sum contract is scheduled to be executed over a term of 240 days.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3664 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $16.7 billion in 2007. For more information visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer